

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

December 28, 2010

Chris Yun Sang So
Chief Executive Officer
Aurum Explorations, Inc.
Room 2102-03, 21/F, Kingsfield Centre
18-20 Shell Street, North Point, Hong Kong

> **RE:** **Aurum Explorations, Inc.**
> **Current Report on Form 8-K**
> **Filed November 3, 2010**
> **Form 10-K for the Fiscal Year Ended July 31, 2010**
> **Filed October 6, 2010**
> **File No. 000-53481**

Dear Mr. So:

We have reviewed your response dated December 14, 2010 and have the
following comments.

Please respond to this letter within ten business days by amending your filing, by
providing the requested information, or by advising us when you will provide the
requested response. If you do not believe our comments apply to your facts and
circumstances or do not believe an amendment is appropriate, please tell us why in your
response.

After reviewing any amendment to your filing and the information you provide in
response to these comments, we may have additional comments.

Current Report on Form 8-K Filed November 3, 2010

Market Price and Dividends on Our Common Equity and Related Stockholder Matters,
page 45

1. We note response to comment 10 in our letter dated November 30, 2010. As your
   current report on Form 8-K contains disclosure pursuant to Item 2.01(f) of Form
   8-K, you must provide the information that would be required in a Form 10
   registration statement. We note that you acknowledge this obligation on page
   four of your current report under the heading "Form 10 Disclosure." Form 10
   requires disclosure of the information described in Item 201(a)(2) of Regulation
   S-K if there no established U.S. trading market for the registrant's securities. We
   note your statement on page 45 that there is no trading history for your common

stock. This statement strongly suggests that there is no established trading market in the United States for your securities. Accordingly, as previously requested, please provide the disclosure required by Item 201(a)(2) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mindy Hooker, Staff Accountant, at (202) 551-3732 or John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Dietrich King, Staff Attorney, at (202) 551-3338 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: James Shafer, Esq.
        The Crone Law Group (via facsimile to (415-955-8910)